Carroll & Carroll, P.C.

18101 Von Karman Avenue, Suite 330

Irvine, California 92612

September 10, 2013

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford

Re: Biolase, Inc.

Registration Statement on Form S-3 (File No. 333-190158)

Pre-Effective Amendment No. 3

Dear Mr. Mumford:

On behalf of our client, Biolase, Inc. (the “Company”), enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”), on July 26, 2013 (the “Initial Registration Statement”), as amended by Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed with the Commission on August 13, 2013 (“Amendment No. 1”) and as further as amended by Pre-Effective Amendment No. 2 filed with the Commission on August 14, 2013 (“Amendment No. 2”). Amendment No. 3 is marked to show changes from Amendment No. 2. The Initial Registration Statement, as amended by Amendment Nos. 1, 2, and 3 (and all future amendments) is referred to herein as the “Registration Statement.”

Amendment No. 3 is also being filed in response to comments received by the staff of the Commission (the “Staff”) by letter dated August 23, 2013 with respect to the Amendment No. 2 (the “Second Comment Letter”). The numbered paragraphs below correspond to the headings and numbers set forth in the Second Comment Letter. The text of the Staff’s comments is copied below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Amendment No. 3.

Fee Table

1. We note your response to prior comment 1 and your retained reference on your prospectus cover to “combinations of securities.” Please tell us what you mean by that phrase, and provide us your analysis of whether it refers to a separate security that should be included in the fee table.

Response: In response to the Staff’s comment, the Company has deleted the reference to “combinations of securities” as it does not intend to register or refer to a separate security that should be included in the fee table.

2. We note your response to prior comment 2; however, if you have an existing rights plan, the rights must be registered on this registration statement as a separate security. See the Division of Corporation Finance’s Securities Act Forms Compliance and Disclosure Interpretation 116.16 available on the Commission’s web site. It is unclear whether you have an existing rights plan because, while you refer to a plan on page 2, on page 6 you do not incorporate the description of your classes of securities contained in a registration statement filed under the Exchange Act as required by Form S-3 Item 12 (a)(3). Please revise your fee table and incorporation by reference disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement accordingly. In addition, the legal opinion has been revised accordingly, and a revised copy has been attached to the Registration Statement as Exhibit 5.1.

3. Please provide us your analysis of whether the operating and financial matters mentioned in the press release attached to your Form 8-K dated August 19, 2013 represent developments or are driven by trends that should be addressed in your prospectus per Item 11 of Form S-3.

Response: The Company reiterates the information contained in its previous correspondence with the Staff on this comment, and has included new material in the Registration Statement under the caption “ABOUT BIOLASE, INC.” The Company wishes to thank the Staff for its rapid response and input as the Company worked to address the Staff’s comment.

Exhibit 5.1

4. We note your response to prior comment 6; however, the last sentence of the penultimate paragraph of the exhibit appears to exclude laws applicable to the opinions required by Regulation S-K Item 601(b)(5). Likewise, given the statement in this exhibit that the “opinion [is] subject to” the list of laws identified on the last page of the opinion, it is unclear whether you have filed an opinion that states whether the common and preferred stock will, when sold, be non-assessable; if the opinion is “subject to” laws providing creditors’ rights, does counsel mean that the stock might be assessable? Please advise or file a revised opinion. Also, please note that we are not making any determination at this time regarding whether the qualifications, conditions, assumptions or exclusions currently in this exhibit would be appropriate for the opinion that you must file at the time of each takedown; see for example Section II.B.2.a of Staff Legal Bulletin No. 19 (October 14, 2011), available on the Commission’s web site.

Response: Counsel has removed the qualifications and exclusions that the Staff refers to in its comment in the opinion filed as Exhibit 5.1 to Amendment No. 3.

The Company respectfully requests the Staff’s assistance in completing its review of Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to the undersigned at (949) 340-7375.

Very truly yours,

Carroll & Carroll, P.C.

By:

cc:	Russell Mancuso, SEC (w/ enclosures)

Federico Pignatelli, Biolase, Inc. (w/o enclosures)

3